BIOHEART, INC.
September 6, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Amendment No. 4
Filed August 9, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 15, 2007, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 4 (“Amendment No. 4”) showing the changes from Amendment No. 3 to the Registration Statement is attached for your reference. The changes made in Amendment No. 4 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update business and financial information since the Company’s previous filing.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 4.
FORM S-1
Existing Capital Resources and Future Capital Requirements, page 56
1.      Please file as exhibits the warrant issued to BlueCrest Capital Finance and the Loan and Security Agreement with BlueCrest.
RESPONSE: The Company has filed the warrant issued to BlueCrest Capital Finance as Exhibit 10.22 to Amendment No. 4. The Company respectfully advises the Staff that the Loan and Security Agreement entered into between the Company and BlueCrest Capital Finance is filed as Exhibit 4.3 to the Registration Statement. Please note that the Company has re-filed Exhibit 4.3 with Amendment No. 4 to include all attachments to this agreement.
Commitments and Contingencies, page 61

Securities and Exchange Commission
September 6, 2007

2.      Please revise your discussion in footnote (1) to include the timing of the repayment and the amount of annual interest payments due on the debt discussed here. Refer to instruction 7 of Item 303(b) of Regulation S-K.
RESPONSE: The Company has revised its discussion in footnote (1) to the Commitments and Contingencies table on page 61 of Amendment No. 4 in response to the Staff’s comment.
Supply Agreements, page 91
3.     Refer to your response to comment four. Please note that a request for confidential treatment does not relieve your obligation to provide disclosures required by GAAP. As such, please revise your disclosure here and in the financial statements to include the amount of the payment or an explicit statement that this amount is not material.
RESPONSE: The Company has revised its disclosure on page 93 of Amendment No. 4 to include an explicit statement that the amount of the annual fee payable by the Company to BioLife Solutions, Inc. is not material. The Company respectfully advises the Staff that it has not included a summary of this agreement in the notes to its consolidated financial statements. This supply agreement was entered into in the ordinary course of the Company’s operations and the payments due under the agreement are not deemed by the Company to be material to its consolidated financial statements.
Consolidated Interim Financial Statements, page F-24
Notes to Consolidated Interim Financial Statements, page F-28
6.     Stock Options and Warrants, page F-32
4.     Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.
RESPONSE: The Company respectfully acknowledges the Staff’s comment.
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In addition, the Company acknowledges that:
     *      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     *      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     *      the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 6, 2007

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     Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,
/s/ William M. Pinon
William M. Pinon